Exhibit 12.1

Vertis, Inc.

Computation of Ratio of Earnings to Fixed Charges and

Deficiency of Earnings Available to Cover Fixed Charges

(Dollars in thousands)

	Years Ended December 31,
	2006	2005	2004	2003	2002

Net Earnings	$(26,195)	$(173,230)	$(11,133)	$(95,925)	$(120,146)
Add:
Income tax (benefit) provision	(1)	(8,070)	(66,053)	48,436	(2,036)
Loss (gain) from discontinued operations, net	(21,600)	143,389	6,210	(3,577)	12,136
Cumulative effect of accounting change		1,600			86,600
Amortization of previously capitalized interest	780	717	764	571	545
Fixed charges per (B) below	140,776	138,449	139,886	135,232	133,062

Deduct:
Interest capitalized during period	1,250	929	798	832	555

Earnings, as adjusted (A)	$92,510	$101,926	$68,876	$83,905	$109,606

Fixed charges:
Portion of rents representative of an interest factor	$8,641	$8,792	$8,542	$9,356	$9,913
Interest expense on all indebtedness, including amortization of debt expense	132,135	129,657	131,344	125,876	123,149

Fixed charges for computation purposes (B)	$140,776	$138,449	$139,886	$135,232	$133,062

Ratio of earnings to fixed charges (A) / (B)

Deficiency of earnings available to cover fixed charges	$(48,266)	$(36,523)	$(71,010)	$(51,327)	$(23,456)